Exhibit 99.2

RAM ENERGY HOLDINGS LLC
AND SUBSIDIARIES

Consolidated Financial Statements

The report accompanying these financial statements was issued by
BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of
BDO International Limited, a UK company limited by guarantee.

BDO

RAM ENERGY HOLDINGS LLC

AND SUBSIDIARIES

Consolidated Financial Statements

As of and for the Year Ended

September 30, 2019

RAM Energy Holdings LLC and Subsidiaries

Contents

Page

Independent Auditor’s Report	3

Consolidated Financial Statements
6-7
Consolidated Balance Sheet as of September 30, 2019

Consolidated Statement of Operations for the Year Ended September 30, 2019	7

Consolidated Statement of Member’s Deficit for the Year Ended September 30, 2019	8

Consolidated Statement of Cash Flows for the Year Ended September 30, 2019	9

Notes to Consolidated Financial Statements	10-19

Tel: 713-960-1706 Fax: 713-960-9549 www.bdo.com	2929 Allen Parkway, 20th Floor Houston, TX 77019

Independent Auditor’s Report

To the Board of Directors

RAM Energy Holdings LLC

Tulsa, Oklahoma

We have audited the accompanying consolidated financial statements of RAM Energy Holdings LLC and its subsidiaries (the “Company”), which comprise the consolidated balance sheet as of September 30, 2019, and the related consolidated statements of operations, member’s deficit, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RAM Energy Holdings LLC and its subsidiaries as of September 30, 2019, and the results of their operations and their cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

November 15, 2019

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

Consolidated Financial Statements

RAM Energy Holdings LLC and Subsidiaries

Consolidated Balance Sheet

September 30,	2019

Assets

Current Assets
Cash and cash equivalents	$3,192,507
Accounts receivable, net	7,826,569
Prepaid expenses	225,395

Total Current Assets	11,244,471

Property and Equipment, at Cost
Proved oil and natural gas properties and equipment, using full cost accounting	91,207,852
Unproved oil and natural gas properties	7,351,669
Gas gathering and processing equipment	10,253,833
Other property and equipment	527,606
109,340,960
Less: accumulated depreciation, depletion, amortization and impairment	(43,455,219)

Net Property and Equipment	65,885,741

Other Assets
Restricted cash	732,682
Other	65,334

Total Other Assets	798,016

Total Assets	$77,928,228

The accompanying notes are an integral part of these consolidated financial statements.

RAM Energy Holdings LLC and Subsidiaries

Consolidated Balance Sheet

September 30,	2019

Liabilities and Member's Deficit

Current Liabilities
Trade accounts payable	$26,150,721
Revenue payable	4,722,982
Accrued liabilities	1,521,400
Drilling advances	2,226,283
Current portion of asset retirement obligations	492,957

Total Current Liabilities	35,114,343

Asset Retirement Obligations, net of current portion	4,990,953

Long-Term Debt - Affiliate	75,000,000

Total Liabilities	115,105,296

Commitments and Contingencies (Note 7)

Member's Deficit	(37,177,068)

Total Liabilities and Member's Deficit	$77,928,228

The accompanying notes are an integral part of these consolidated financial statements.

RAM Energy Holdings LLC and Subsidiaries

Consolidated Statement of Operations

Year Ended September 30,	2019

Operating Revenues
Crude oil sales	$13,614,137
Natural gas sales	6,357,124
Natural gas liquids sales	4,358,603
Water supply services	800,322
Gathering fees	2,811,356

Total Revenues	27,941,542

Operating Expenses
Oil and natural gas operating expenses	13,974,739
Oil and natural gas production taxes	683,131
Water usage	115,908
Depreciation, depletion and amortization	9,581,200
Accretion of asset retirement obligations	642,791
Bad debt expense	29,840
General and administrative, overhead and other expenses, net of operator's overhead fees	4,828,700

Total Operating Expenses	29,856,309

Loss from Operations	(1,914,767)

Other Income (Expense)
Interest expense	(5,212,222)
Interest income	133,544
Gains on sales of assets	14,796
Other income, net	637,562

Total Other Expense	(4,426,320)

Net Loss	$(6,341,087)

The accompanying notes are an integral part of these consolidated financial statements.

RAM Energy Holdings LLC and Subsidiaries

Consolidated Statement of Member’s Deficit

	Units	Member's Deficit

Balance, October 1, 2018	84,747	(30,835,981)

Net loss	-	(6,341,087)

Balance, September 30, 2019	84,747	$37,177,068

The accompanying notes are an integral part of these consolidated financial statements.

RAM Energy Holdings LLC and Subsidiaries

Consolidated Statement of Cash Flows

Year Ended September 30,	2019

Cash Flows from Operating Activities
Net loss	$(6,341,087)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation, depletion and amortization	9,581,200
Accretion of asset retirement obligations	642,791
Bad debt expense	29,840
Gains on sales of assets	(14,796)
Changes in operating assets and liabilities:
Accounts receivable	(4,786,246)
Prepaid expenses and other assets	13,484
Accounts payable and revenue payable	20,944,181
Drilling advances	3,441,260
Settlements of asset retirement obligations	(400,446)
Accrued liabilities	707,942

Net Cash Provided by Operating Activities	23,818,123

Cash Flows from Investing Activities
Payments for oil and natural gas properties and equipment	(53,780,398)
Proceeds from sales of oil and natural gas properties	588,000
Proceeds from sales of other property and equipment	26,000
Deposit and other assets	(41,500)

Net Cash Used in Investing Activities	(53,207,898)

Cash Flows from Financing Activities
Proceeds from borrowings on long-term debt	30,000,000

Net Cash Provided by Financing Activities	30,000,000

Net Increase in Cash, Cash Equivalents and Restricted Cash	610,225

Cash, Cash Equivalents and Restricted Cash - Beginning of Year	3,314,964

Cash, Cash Equivalents and Restricted Cash - End of Year	$3,925,189

Supplemental Cash Flow Information
Cash paid for interest	$5,217,778

Non-Cash Investing and Financing Activities
Oil and natural gas properties accrued	$2,102,034
Asset retirement obligations	$(483,851)

The accompanying notes are an integral part of these consolidated financial statements.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

1.Nature of Operations and Organization

RAM Energy Holdings LLC (“Holdings”), formerly named PNNT RAM Energy LLC, is a Delaware limited liability company, wholly-owned by PennantPark Investment Corporation (“PennantPark”), and was formed in July 2014 as a holding company for interest ownership in RAM Energy LLC (“RAM”). RAM Fayette LLC (“Fayette”) was formed in September 2017 and Fayette Service Company LLC (“Service”) was formed in June 2018. As of September 30, 2019, both subsidiaries were wholly- owned by RAM. Holdings, RAM and its subsidiaries are herein referred to as the “Company.”

RAM was formed in April 2012 as a privately held, independent oil and natural gas company engaged in the acquisition, exploration, exploitation, development and production of oil and natural gas.

In August 2015, RAM became a wholly-owned and consolidated subsidiary of Holdings.

In September 2017, Holdings issued PennantPark 61,606 common units in satisfaction of the $88 million of outstanding debt that RAM owed to PennantPark. Holdings then entered into a new $35 million term loan. In June 2018, the credit agreement was amended to add a $15 million revolving loan. The credit agreement was amended in January 2019 and May 2019 to increase the revolving loan to $40 million, and further amended in October 2019 to increase the revolving loan to $50 million. See Notes 6 and 9.

In July 2018, the Company began a drilling program in the Austin Chalk formation. Fayette was formed to be an owner in the new wells drilled, and Service was formed to invest in gathering and facilities infrastructure.

RAM operates exclusively in the upstream segment of the oil and gas industry with activities including the drilling, completion, and operation of oil and natural gas wells. RAM conducts the majority of its operations in the state of Texas, with minor operations in the states of Arkansas, New Mexico and Oklahoma.

2.Liquidity

The Company had a member’s deficit of $37.2 million and a working capital deficit of $23.9 million at September 30, 2019. The working capital deficit is largely due to the new drilling program.

On October 16, 2019, RAM, in conjunction with Fayette and Service as co-borrowers, secured and closed a first-lien multi-draw $70 million term loan facility with Macquarie Investments US Inc. (“Macquarie”). At closing, RAM borrowed $30.5 million from Macquarie (“Tranche A”). The Tranche A use of proceeds was for working capital, for the completion of the four wells mentioned above and for fees and expenses of the facility.

At closing, Pennant Park invested an additional $10 million of equity, funded as an additional revolving advance to Holdings, for additional working capital support. Tranche B availability of $16 million, if utilized, along with cash flow from operations, is expected to be applied towards the drilling and completion costs of the Ranger Pad. Tranche B will become available when certain production targets are met by existing assets and the four wells currently being completed. The Company fully expects to meet Tranche B production targets. Tranche C is documented as $23.5 million and conditions of its draw and use of proceeds is to be determined at a later date.

The Macquarie term loan has a LIBOR plus 8% interest rate, payable monthly. Further, there is a variable amortization schedule with the first amortization payment due at the end of November 2019 with additional amortization payments after the Tranche B draw, to the extent it becomes available and is drawn. This debt facility has typical affirmative and negative covenant for a first- lien oil and gas credit facility. Management believes that each of the agreed covenants will be met through November 2020.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

3.Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Holdings, its wholly- owned subsidiary, RAM, and RAM’s wholly-owned subsidiaries, Fayette and Service. All significant intercompany accounts and transactions have been eliminated in consolidation.

Property and Equipment

The Company follows the full cost method of accounting for oil and natural gas properties. Under this method, all productive and nonproductive costs incurred in connection with the acquisition, exploration, and development of oil and natural gas reserves are capitalized. No gains or losses are recognized upon the sale or other disposition of oil and natural gas properties except in transactions that would significantly alter the relationship between capitalized costs and proved reserves. The costs of unevaluated oil and natural gas properties are excluded from the amortizable base until the time that either proven reserves are found or it has been determined that such properties are impaired. As properties become evaluated, the related costs are transferred to proved oil and natural gas properties.

Under the full cost method, the net book value of oil and natural gas properties may not exceed the estimated after-tax future net revenues from proved oil and natural gas properties, discounted at 10% (the “Ceiling Limitation”). In arriving at estimated future net revenues, estimated lease operating expenses, development costs, and certain production-related and ad valorem taxes are deducted.

In calculating future net revenues, prices and costs are held constant indefinitely, except for changes that are fixed and determinable by existing contracts. The net book value is compared to the Ceiling Limitation and the excess, if any, of the net book value above the Ceiling Limitation is charged to expense in the period in which it occurs and is not subsequently reinstated. At September 30, 2019, the net book value of the Company’s oil and natural gas properties did not exceed the Ceiling Limitation.

The costs directly associated with unevaluated oil and natural gas properties are not initially included in the amortization base and relate to unproved leasehold acreage, seismic data, wells and production facilities in progress and wells pending determination. Unevaluated leasehold costs are transferred to the amortization base once determination has been made or upon expiration of a lease. Geological and geophysical costs and cumulative drilling costs to date associated with a specific unevaluated property are transferred to the amortization base with the associated leasehold costs on a specific project basis. Costs associated with wells in progress and wells pending determination are transferred to the amortization base once a determination is made whether or not proved reserves can be assigned to the property. All costs included in the Company’s unevaluated property balance are assessed on a periodic basis for possible impairment or reduction in value. The assessment includes consideration of numerous factors, including intent to drill, remaining lease term, geological and geophysical evaluations, drilling results and activity, assignment of proved reserves and economic viability of development if proved reserves are assigned. Any impairments of unevaluated properties are transferred to the amortization base. The Company did not have any impairment of its unproved oil and gas properties for the year ended September 30, 2019.

Other property and equipment consists principally of furniture and equipment and leasehold improvements. Other property and equipment and related accumulated depreciation and amortization are relieved upon retirement or sale and the gain or loss is included in operations. Renewals and replacements that extend the useful life of property and equipment are treated as capital additions. Depreciation expense of other property and equipment for the year ended September 30, 2019 was approximately $34 thousand.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

Depreciation, Depletion and Amortization

All capitalized costs of oil and natural gas properties and equipment, including the estimated future costs to develop proved reserves, are amortized using the unit-of-production method based on total proved reserves. Depreciation of gathering assets and related facilities, and other equipment is computed on the straight-line method over the estimated useful lives of the assets, generally ranging from 3 to 30 years. Amortization of leasehold improvements is computed based on the straight-line method over the term of the associated lease or estimated useful life, whichever is shorter.

Cash and Cash Equivalents

All highly liquid unrestricted investments with a maturity of three months or less when purchased are considered to be cash equivalents.

Restricted Cash

At September 30, 2019, the Company had approximately $733 thousand in certificates of deposit held as collateral for letters of credit for the beneficiary of states for the purpose of plugging and abandonment costs of the wells in which the Company has an interest. Such amounts are classified as restricted cash in the accompanying consolidated balance sheet.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows (in thousands):

September 30,	2019
Cash and cash equivalents	$3,192
Restricted cash included in other long-term assets	733
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$3,925

Concentrations of Credit Risk

The Company sells oil and natural gas to various customers and participates with other parties in the drilling, completion and operation of oil and natural gas wells. Joint interest and oil and natural gas sales receivables related to these operations are generally unsecured. For the year ended September 30, 2019, over 83% of total revenues and total receivables were from two customers. The Company provides an allowance for doubtful accounts for certain purchasers and certain joint interest owners’ receivable balances when the Company believes the receivable balance may not be collected. Accounts receivable are presented net of the related allowance for doubtful accounts. At September 30, 2019, the allowance for doubtful accounts was $8 thousand.

In 2019, the Company had cash deposits in certain banks that at times exceeded the maximum insured by the Federal Deposit Insurance Corporation. The Company monitors the financial condition of the banks and has experienced no losses on these accounts.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

General and Administrative Expenses

The Company receives fees for the operation of jointly owned oil and natural gas properties and records such reimbursements as reductions of general and administrative expenses. Such fees totaled approximately $0.7 million for the year ended September 30, 2019.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions that, in the opinion of management are significant, include oil and natural gas reserves, depreciation, depletion and amortization related to oil and natural gas properties, asset retirement obligations and derivative instrument valuations. The Company evaluates its estimates and assumptions on a regular basis. Estimates are based on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Oil and Natural Gas Reserves Estimates

Independent petroleum and geological engineers prepare estimates of the Company’s oil and natural gas reserves. Proved reserves and the estimated future net revenues are estimated based upon a combination of historical data and estimates of future activity. Consistent with Topic 932 of the Codification, at September 30, 2019, the Company calculated its estimate of proved reserves using a twelve month average price, calculated as the unweighted arithmetic average of the first-day-of- the-month price for each period within the twelve-month period prior to the end of the reporting period. The reserve estimates are used in the assessment of the Company’s ceiling limitation and in calculating depreciation, depletion and amortization. Significant assumptions are required in the valuation of proved oil and natural gas reserves which, as described herein, may affect the amount at which oil and natural gas properties are recorded. Actual results could differ materially from these estimates.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made, and the associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company determines its asset retirement obligations on its oil and natural gas properties by calculating the present value of the estimated cash flows related to the estimated liability. Periodic accretion of the discount of the estimated liability associated with the Company’s oil and natural gas properties is recorded in the consolidated statement of operations.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

The  Company  recorded  the  following  activity  related  to  the  asset  retirement  obligations  (in thousands):

Year Ended September 30,	2019

Liability for Asset Retirement Obligations, Beginning of Year	$5,325
Accretion expense	643
Additions	173
Obligations for wells sold	(257)
Settlements	(400)
Changes in estimates	-

Liability for Asset Retirement Obligations, End of Year	5,484

Less: current asset retirement obligations	493

Long-Term Asset Retirement Obligations	$4,991

Revenue Recognition

Oil and natural gas sales are recognized when production is sold to a purchaser at a fixed or determinable price, delivery has occurred, title has transferred, and collectability of the revenue is probable. Delivery occurs and title is transferred when production has been delivered to a pipeline, railcar or truck. The sales method of accounting is used for oil and natural gas sales such that revenues are recognized based on the Company’s share of actual proceeds from the oil and natural gas sold to purchasers. Oil and natural gas imbalances are generated on properties for which two or more owners have the right to take production “in-kind” and, in doing so take more or less than their respective entitled percentage. As of September 30, 2019, there were no significant oil and natural gas imbalances.

Income Taxes

RAM and its subsidiaries are disregarded subsidiaries of Holdings. As Holdings has elected to be classified as a corporation, a tax benefit has been calculated for the year ended September 30, 2019.

The benefit for income taxes differs from the amount computed by applying the statutory federal income tax rate to loss before provision for income taxes. For the year ended September 30, 2019, the Company had a benefit for income taxes of $26 thousand, which was completely offset by a valuation allowance. The significant differences between pre-tax book income and taxable book income relate to non-deductible expenses, state income taxes, change in valuation allowance, and other adjustments to deferred tax balances.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

The sources and tax effects of the differences are as follows (in thousands):

Year Ended September 30,	2019

Income tax benefit at the federal statutory rate (21%)	$(1,332)
Return to provision adjustments	1,380
State income tax expense, net of federal benefit	(78)
Other	4
Change in valuation allowance	26

Income tax benefit	$-

The Company’s income tax benefit was computed based on the federal statutory rate and the average state statutory rates, net of the related federal benefit. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the company’s deferred tax assets and liabilities are as follows (in thousands):

Year Ended September 30,	2019

Depreciable/depletable property, plant and equipment	$6,595
Asset retirement obligation	1,874
Interest expense	1,129
Derivative assets	472
Reserves and other	19
Net operating loss carryforward	12,752
Total noncurrent deferred tax assets	22,841
Valuation allowance	(22,841)

Net noncurrent deferred tax assets	$-

As of September 30, 2019, the Company has a net operating loss carryforward of approximately $57.4 million for federal income tax reporting purposes. Of this amount, $31.4 million will begin to expire in 2036 and $26 million has an indefinite carryforward period, but only has the availability to offset future income of up to 80% in any single year. The 2018 Tax Cuts and Jobs Act changed the rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017. Based on the history of losses of the predecessor entity and the continued depression of oil and gas prices, the Company concluded it was not more likely than not that the net operating losses would be utilized; accordingly, a valuation allowance was recorded. In addition, the Company has generated a net operating loss carryforward for state income tax purposes, which the Company believes will not be realized during the relevant carryforward periods; however, such amounts have not been separately disclosed in the consolidated financial statements as the Company does not believe that these net operating losses are material to the amounts presented herein.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

A valuation allowance has been established with respect to the portion of the deferred tax asset associated with tax basis in excess of carrying value of the Company’s assets for which the Company currently does not reasonably believe under the deferred tax asset realization criteria set forth in Topic 740 that it will more likely than not realize a benefit in future periods. During the year ended September 30, 2019, the Company recorded a valuation allowance of $22.8 million.

Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the consolidated financial statements equals the largest amount that is greater than 50 percent likely to be realized upon its ultimate settlement. The Company had no uncertain tax positions as of September 30, 2019.

The Company’s federal and state tax returns from its inception remain subject to examination by the applicable tax authorities.

4.Fair Value Measurements

There is a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy categorizes assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. The three levels are defined as follows:

Level 1 - inputs to the valuation methodology are quoted prices  (unadjusted)  for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable  and  significant  to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The Company had no assets or liabilities measured at fair value on a recurring basis, by level, as of September 30, 2019.

At September 30, 2019, the carrying value of cash, restricted cash, receivables and payables reflected in the Company’s consolidated financial statements approximates fair value due to their short-term nature. Additionally, we believe that the carrying value of the Company’s long-term debt under the credit facility approximates fair value because the credit facility carries an interest rate that approximates current market rates. The long-term debt is classified as Level 2.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

5.Acquisitions and Divestitures

McMullen County Disposition

In January 2019, the Company closed on the sale of certain oil and natural gas properties located in McMullen County, Texas for $260 thousand. The full cost pool was reduced by the net proceeds.

Lavaca County Disposition

In April 2019, the Company closed on the sale of certain oil and natural gas properties located in Lavaca County, Texas. The Company received no proceeds but was relieved of $193 thousand of plugging liability.

6.Long-Term Debt - Affiliate

Long-term debt - affiliate consists of the following (in thousands):

September 30,	2019

2017 Term Loan	$35,000
2018 Revolving Loan	40,000
$75,000

On September 29, 2017, the Company entered into a term loan of $35 million under a loan agreement with PennantPark. The loan agreement was made effective July 1, 2017 and matures on July 2, 2022. The term loan carries an interest rate of 8% with a 50% paid-in-kind interest option.

On June 5, 2018, the loan agreement was amended to add a revolving loan with a total commitment of $15 million. The loan agreement was further amended on January 7, 2019 and May 10, 2019, to increase the revolving loan commitment to $35 million and $40 million, respectively. The loan agreement was amended a fourth time in October 2019, as discussed in Note 9. Borrowings on the revolving loan must be at a minimum of $1 million and in $1 million increments, and carries an interest rate of 8%.

The loan agreement includes representations, warranties, and customary covenants, including certain financial covenants for minimum liquidity and maximum annual capital expenditures. As of September 30, 2019, the Company was in compliance with its financial covenants.

7.Commitments and Contingencies

From time to time the Company may be involved in claims and litigation arising in the ordinary course of business. In the opinion of management, the outcome of all existing matters will not have a material adverse effect on the Company’s financial position or results of operations.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

Leases

RAM leases office space and certain equipment under non-cancelable operating lease agreements that expire on various dates through 2024. Approximate future minimum lease payments as of September 30, 2019 are as follows (in thousands):

Year Ending September 30,
2020	$347
2021	214
2022	215
2023	20
2024	2
$798

Rent expense of approximately $0.5 million was incurred under operating leases for the year ended September 30, 2019.

8.Related Party Transactions

RAM made certain payments on behalf of an officer totaling $53 thousand in 2019, which are due to the Company as of September 30, 2019. LEL Energy, a company owned by an officer of RAM, made payments on behalf of RAM totaling $18 thousand in 2019, which are payables on RAM’s books as of September 30, 2019.

9.Subsequent Events

The Company evaluates events and transactions occurring after the balance sheet date and before the consolidated financial statements are available for issuance. Such events and transactions have been evaluated through November 15, 2019, the date the consolidated financial statements were available to be issued.

On October 11, 2019, the loan agreement with PennantPark was amended to increase the revolving loan commitment to $50 million. The Company borrowed an additional $10 million on the revolving loan, bringing the total borrowings on the revolving loan to $50 million.

Macquarie Credit Facility

On October 16, 2019, RAM, Fayette and Service, as co-borrowers, entered into a $70 million credit facility with Macquarie Investments US Inc. (“Macquarie”) as Administrative Agent for itself. The amount funded at closing was $30.5 million, net of deferred loan costs. The facility includes a $30.5 million Tranche A term loan, a $16 million Tranche B term loan and a $23.5 million Tranche C term loan. Wells that are currently drilling are identified as Tranche A wells. Tranche B and Tranche C wells are identified in RAM’s future development plan. Tranche A was funded at closing, and will be used to pay a working capital deficit and other development and operating costs of Tranche A wells. Tranches B and C will be available when certain wells satisfy production targets and other conditions are met.

The Tranche A term loan provides for monthly payments of interest and principal during its term. Interest is charged at LIBOR plus the Applicable Margin of 8.0%. The Tranche A monthly amortization payments vary based on production of the new Fayette wells. The first principal repayment is due November 30, 2019. The Tranche B term loan provides for incremental monthly amortization payments, upon such date the Tranche B loan should become available.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

The facility is secured by liens on substantially all properties and assets of the borrowers. The loan agreement contains representations, warranties and covenants customary in transactions of this nature, including financial covenants relating to a current ratio, a maximum leverage ratio and a PDP coverage ratio. The facility further provides for certain hedging requirements, and the Company entered into hedging agreements during October 2019.

Hedging contracts entered during October 2019 are summarized below:

	Start Date	End Date	Commodity	Notional Quantity		Average Strike Price
Contract 1	11/1/2019	10/31/2022	Crude Oil	378,996	BBL	$51.097
Contract 2	11/1/2019	10/31/2020	Natural Gas	1,816,546	MMBTU	$2.304
Contract 3	12/1/2019	3/31/2020	Natural Gas	976,000	MMBTU	$2.556
Contract 4	11/1/2020	3/31/2021	Natural Gas	1,208,000	MMBTU	$2.601
Contract 5	4/1/2021	10/31/2022	Natural Gas	1,679,051	MMBTU	$2.367
Contract 6	11/1/2019	10/31/2022	Natural Gas Liquids	17,166,450	GAL	$0.170
Contract 7	11/1/2019	10/31/2022	Natural Gas Liquids	7,125,846	GAL	$0.450

The facility matures October 16, 2022.